FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

20 April 2022

HSBC HOLDINGS PLC

CHANGES TO BOARD AND COMMITTEE COMPOSITION

Appointment of an Independent non-executive Director

HSBC Holdings plc (the 'Company') has today announced the appointment of Geraldine Buckingham (44) as an Independent non-executive Director of the Company. The appointment will take effect from 1 May 2022.

Ms Buckingham is a highly regarded and widely experienced executive within the global financial services industry who brings significant Asia leadership experience to the Board. Ms Buckingham's most recent executive role was as Chair and Head of Asia Pacific at BlackRock where she was responsible for all business activities across Hong Kong and mainland China, Japan, Australia, Singapore, India and Korea.

After stepping down from this role in February 2021, she acted as senior advisor to Larry Fink, BlackRock Chairman and CEO, until her retirement from BlackRock at the end of 2021. She previously served as Global Head of Corporate Strategy at BlackRock, where she helped to develop and implement the firms long-term strategic and business goals. Prior to joining BlackRock, she was a partner within McKinsey & Company's financial services practice, where she advised global asset managers, as well as wealth management and private equity firms.

Commenting on the appointment, HSBC's Group Chairman, Mark Tucker, said:

"Geraldine's strategic acumen, her time in Asia leading BlackRock's business in the region and her extensive experience in wealth and asset management will strengthen our oversight of the delivery of our growth strategy. We look forward to welcoming her to the Board next month."

The Directors have determined that Geraldine is independent. In making that determination, the Directors have concluded that there are no other relationships or circumstances which are likely to affect her judgement and that any relationships or circumstances which could appear to do so were not considered to be material.

Group Remuneration Committee Chair

The Company has also today announced that Dame Carolyn Fairbairn will succeed Pauline van der Meer Mohr as Chair of the Group Remuneration Committee with effect from the conclusion of the Company's 2022 Annual General Meeting on Friday, 29 April 2022.

In approving Dame Carolyn's appointment as Chair of the Group Remuneration Committee, the Board considered the UK Corporate Governance Code (the 'Code') expectation that the Chair have served at least 12 months' before assuming the position of Chair. Given her previous experience as both a member and chair of the remuneration committees of other UK listed companies, the Board were happy to approve her appointment as Chair as a deviation from the expectations under the Code.

HSBC's Group Chairman, Mark Tucker, said:

"I am delighted that Carolyn has agreed to take up the Group Remuneration Committee Chair role. Her previous experience of the UK remuneration requirements and stakeholder expectations on executive pay, together with her extensive knowledge of the macroeconomic and political environment, mean that she is extremely well placed to assume this role."

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Media enquiries to:

Heidi Ashley                  +44 (0)20 7992 2045                  heidi.ashley@hsbc.com

Supplementary Information:
As an Independent non-executive Director, Geraldine Buckingham will not have a service contract with the Company and will be paid total fees of £131,000 per annum pursuant to the Directors' remuneration policy, proposed for approval by shareholders at the 2022 Annual General Meeting ('AGM'). The total per annum fees consist of: £127,000 for her role as Independent non-executive Director and a £4,000 Travel Allowance.

Geraldine's appointment as a Director of the Company is subject to election by shareholders at the 2023 AGM and annual re-election thereafter. Her initial three-year term will run from her initial election, if successful, until the 2026 AGM.

Save as disclosed above, Geraldine has not held any directorships in any other publicly listed companies, whether in London, Hong Kong or overseas, during the previous five years. She does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company. She does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There are no matters relating to the appointment of Geraldine that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

Note to editors:

1. Professional qualifications of Geraldine Buckingham
Master of Philosophy in Comparative Social Policy. University of Oxford, 2006.
Bachelor of Medicine and Bachelor of Surgery (MBBS). Monash University, 2002.

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Mark Tucker*, Noel Quinn, Rachel Duan†, Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer†, Irene Lee†, José Antonio Meade Kuribreña†, Eileen K Murray†, David Nish†, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.
* Non-executive Group Chairman
† Independent non-executive Director

3. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The HSBC Group serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,958bn at 31 December 2021, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 20 April 2022